Exhibit 21.1
TechnipFMC plc
Significant Subsidiaries of the Registrant
December 31, 2024

Name of Company	Country of Incorporation
Lusotechnip Engenharia, Sociedade Unipessoal Lda.	Portugal
Technip Brasil - Engenharia, Instalacoes E Apoio Maritimo Ltda	Brazil
Technip UK Ltd	United Kingdom
TechnipFMC USA, Inc	United States
FMC Technologies, Inc.	United States